SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13G

Under the Securities Exchange Act of 1934

(Amendment No. 1)*

GTx, INC.

(Name of issuer)

Common Stock, $0.001 par value

(Title of class of securities)

40052B108

(CUSIP number)

December 31, 2009

(Date of event which requires filing of this statement)

Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

☐ Rule 13d-1(b)

☒ Rule 13d-1(c)

☐ Rule 13d-1(d)

*	The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be filed for purposes of Section 18 of the Securities Exchange Act of 1934 (the “Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 40052B108	13G	Page 2 of 5

1	Names of reporting persons I.R.S. identification number (entity only) Jack W. Schuler
2	Check the appropriate box if a member of a group (a) ☐ (b) ☐
3	SEC use only
4	Citizenship or place of organization United States
	5	Sole voting power 3,531,672
	6	Shared voting power Not applicable
	7	Sole dispositive power 3,531,672
	8	Shared dispositive power Not applicable
9	Aggregate amount beneficially owned by each reporting person 3,531,672
10	Check if the aggregate amount in Row (9) excludes certain shares ☒
11	Percent of class represented by amount in Row (9) 9.7%
12	Type of reporting person (see instructions) IN

CUSIP No. 40052B108	13G	Page 3 of 5

This Amendment No. 1 to Schedule 13G (“this Amendment”) amends the following items of the Schedule 13G filed by Jack W. Schuler on February 2, 2009:

Item 1(b) Address of Issuer’s Principal Executive Offices

175 Toyota Plaza, 7th Floor

Memphis, Tennessee 38103

CUSIP No. 40052B108	13G	Page 4 of 5

Item 4	Ownership

	(a)	Amount beneficially owned as of December 31, 2009:

The 3,531,672 shares of GTXI common stock for which this Amendment is filed consist of (i) 524,901 shares that are owned by an individual retirement account for Jack W. Schuler’s benefit and (ii) 3,006,771 shares that are owned by a revocable grantor-type trust that Mr. Schuler established and of which he serves as the sole trustee.

There are excluded 1,405,083 shares of GTXI common stock that are owned by three irrevocable trusts that Mr. Schuler established for the benefit of his children, all of whom are now adults who do not reside with Mr. Schuler. Mr. Schuler is not a trustee of any of these trusts and does not possess voting or investment power in respect of any of the shares of GTXI common stock that they own. Mr. Schuler disclaims any beneficial ownership of the three trusts’ respective shares of GTXI common stock.

There are also excluded 990,605 shares of GTXI common stock that are owned by a tax-exempt private foundation that Mr. Schuler established and of which Mr. Schuler serves as one of three directors. Mr. Schuler does not participate in the exercise of any voting or investment power in respect of any of the shares of GTXI common stock that the foundation owns.

	(b)	Percent of class as of December 31, 2009:

9.7%.

This percentage was computed on the basis of 36,420,901 shares of GTXI common stock issued and outstanding as of November 4, 2009, as disclosed in the quarterly report on Form 10-Q that GTXI filed for the quarter ended September 30, 2009.

	(c)	Number of shares as to which such person has:

		(i)	Sole power to vote or to direct the vote:	3,531,672

		(ii)	Shared power to vote or direct the vote:	N/A

		(iii)	Sole power to dispose or to direct the disposition of:	3,531,672

		(iv)	Shared power to dispose of to direct the disposition of:	N/A

CUSIP No. 40052B108	13G	Page 5 of 5

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated: April 7, 2010.

/S/ JACK W. SCHULER
Jack W. Schuler

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